TESCO

News release...
Thursday 14th December 2006

08019456

NEW APPOINTMENT TO THE BOARD OF TESCO PLC

Lucy Neville-Rolfe (53), has today been appointed as Executive Director (Corporate & Legal Affairs) to the Board of Tesco Plc.

Tesco Chairman, David Reid, said

"I am delighted that Lucy is joining the Board. Her wide experience at home and internationally and her record at Tesco over the last 9 years, show that she will provide a major contribution to the success of the group."

Jonathan Lloyd (40), Deputy Company Secretary, will today succeed Lucy as Company Secretary.

Both appointments will take effect immediately.

Notes for Editors

Lucy Neville-Rolfe, CMG, joined Tesco as Group Director of Corporate Affairs in 1997 and since 15 March 2004 has also been Company Secretary. Before that she was a member of the Senior Civil Service in 10 Downing Street, the Cabinet Office and other departments. She has served as a Non-Executive Director on the Board of the Foreign Office. Current appointments include: Deputy Chairman of the British Retail Consortium and Vice President of Eurocommerce and membership of the China Britain Business Council, the CBI Economics Committee and the ESRC Panel on Cultures of Consumption.

Lucy has an MA from Oxford University and is an Honorary Fellow of Somerville College, Oxford. She is married with four sons.

Jonathan Lloyd, a solicitor, joined Tesco from Freshfields Bruckhaus Deringer as Deputy Company Secretary in April 2005. Jonathan has an MA from Cambridge University and is married with three sons.

Contacts:

Press: Jonathan Church +44 (0) 1992 646606
Investor Relations: Steve Webb +44 (0) 1992 644800

TESCO EXTENDS PARTNERSHIP IN CHINA

Tesco has today announced an agreement to extend its successful partnership with Ting Hsin in China, increasing its share from 50% to 90%.

The deal, which is valued at around £180m (US$350m), will allow the partnership to accelerate its growth in China whilst continuing to benefit from Ting Hsin's invaluable local knowledge.

Tesco signed an agreement in September 2004 with Ting Hsin for a 50% stake in its wholly owned subsidiary of Ting Cao, which owns the Hymall chain of 44 hypermarkets in China. The company has a focused strategy to grow in three key areas - the north (including Beijing and Tianjin), the east (including Shanghai) and south (including Guangzhou). The first store in the capital Beijing is due to open early in the New Year.

Commenting on the announcement, Terry Leahy, Tesco Chief Executive, said: "We have seen exciting growth in China since announcing the joint venture two years ago and are looking forward to the partnership entering a new phase. Ting Hsin continues to be a large shareholder in the business. They are a valued supplier of food products and we benefit from their unrivalled local knowledge as we grow the Hymall business together."

Ting Hsin Chairman, Wei Ying-Chiao, said: "Ting Hsin has been pleased with the joint venture and the business development of Hymall over the last two years. As Ting Hsin focuses its efforts on its increasingly successful food business, it is appropriate at this time to review the joint venture so as to facilitate faster progress by ensuring greater Tesco involvement."

"Ting Hsin is committed to remaining a shareholder of Hymall and to provide Tesco with guidance and local expertise as it currently gains experience in China."

Contacts:

Press:	David Cox/Greg Sage	+44 (0) 1992 644454/644887
Investor Relations	Steve Webb	+44 (0) 1992 644800